TSX: MMM NYSE Amex: MGH FSE: MI5
December 12, 2011

NEWS RELEASE

MINCO GOLD DIRECTOR RESIGNS

Minco Gold Corporation (the "Company" or "Minco Gold") (TSX:MMM/AMEX:MGH/FSE:MI5) announces that Mr. Dwayne Melrose has resigned as Director of the Company effective December 9, 2011. The company wishes him the best in his future endeavors.

About Minco Gold

Minco Gold Corporation (TSX:MMM/NYSE Amex:MGH/FSE:MI5) is a Canadian mining company involved in the direct acquisition and development of high-grade, advanced stage gold properties. The Company owns an exploration property portfolio covering more than 1,000 square kilometres of mineral rights in China. For more information on Minco Gold and its properties, please visit the website at www.mincomining.ca or contact Ute Koessler at 1-888-288-8288 or (604)-688-8002 info@mincomining.ca.

ON BEHALF OF THE BOARD

“Dr. Ken Z. Cai”

President  & CEO